

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2007

<u>via facsimile</u>
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

> **Re:** **New Generation Holdings, Inc.**
> **Annual Report on Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed November 30, 2006**
> **Quarterly Reports on Form 10-QSB for the Fiscal Quarters Ended March**
> **31, 2006, June 30, 2006 and September 30, 2006, as amended**
> **Response Letter Dated January 8, 2006**
> **File No. 0-24623**
>
> **Plastinum Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed November 30, 2006**
> **Response Letter Dated January 8, 2006**
> **File No. 0-52128**

Dear Mr. Mot:

     We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

New Generation Holdings, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005.

General

1.   As previously requested please submit your amended and restated reports which incorporate all of your proposed changes and which are responsive to our comments in this letter.

Quarterly Reports on Forms 10-QSB (Draft) for the Fiscal Quarter ended June 30 and September 30, 2006.

General

2.   Expand your restatement disclosures in your footnotes and management's discussion and analysis to clearly convey the impact the spin-off transaction will have on your results of operations.

Item 4 Controls and Procedures

3.   We note you carried out an evaluation of the effectiveness of your disclosure controls as of December 31, 2005 and have reported that as of December 31, 2005, your disclosure controls were not effective. Please note that you are required to evaluate your disclosure controls as of the end of the period of your respective quarterly reports. Accordingly, please submit your amended quarterly reports on Form 10-QSB with the appropriate evaluation date and determination as of that date.

Plastinum Corp.

Form 10-SB/A2 Filed November 30, 2006

General

3.   As previously requested please submit your amended and restated reports which incorporate all of your proposed changes and which are responsive to our comments in this letter.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Sincerely,

Jill S. Davis
Branch Chief

cc: Alan Ederer, Esq. (via facsimile (516) 622-9212)
    J. Duersch
    D. Levy